SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2018

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders (“EGM”) pursuant to a board resolution adopted on July 12, 2018 and seeks the attendance of its shareholders.

The following is an English translation of the notice given to the shareholders in connection with the EGM:

To: Shareholders

From: JongKap Kim, President & CEO of KEPCO

We hereby call the fiscal year 2018 EGM pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Code, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: July 30, 2018 / 2:00 p.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217

 Korea Electric Power Corporation

3.	Item to be Reported: Audit Report

4.	Agenda for Shareholder Approval:

1)	Election of a Standing Director

2)	Election of a Standing Director and Member of the Audit Committee

Details of the proposed agenda for the EGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Kab Soon
Name:	Kim, Kab Soon
Title:	Vice President

Date: July 13, 2018

Agenda 1. Election of a Standing Director

•	Candidate: Lee, Jung-Hee

•	Birthdate : August 9, 1954

•	Current Position : Lawyer

•	Previous Positions

•	Commissioner of Judicial Evaluation Committee of Korean Bar Association (since 2017)

•	Visiting Professor, Law School of Chonnam National University (since 2013)

•	Chairperson of Public Official Ethics Committee of Gwangju Metropolitan City (2010~2011)

•	Commissioner of Administrative Trial Committee of Gwangju Metropolitan City (2008~2012)

•	Chairperson of Public Official Ethics Committee of Gwangju Metropolitan Office of Education (2006~2007)

•	Committee Member of Presidential Committee on Judicial Reform (2006)

•	Senior Vice President of Korean Bar Association (2005~2007)

•	President of Gwangju Bar Association (2005~2007)

•	Commissioner of Judges for Public Interests, Chonnam National Labor Relations Commission (2004~2007)

•	Commissioner of Objection Deliberation Committee, National Tax Service Gwangju Regional Office (2003~2004)

•	Visiting Professor in Faculty of Economics, Chonnam National University (1999~2000)

•	Chairperson of Public Official Ethics Committee of Damyang-gun (1993~1999)

•	Education

•	Bachelor of Laws, Chonnam National University

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO within the recent three years : None

•	Term of Office as Standing and Non-Executive Director in KEPCO : Two Years

Mr. Lee, Jung-Hee has played key roles and demonstrated his expertise as a lawyer for more than 20 years. He has been participating in Judicial Evaluation Committee of Korean Bar Association since 2017 and had been a committee member of Presidential Committee on Judicial Reform. He also served as a senior vice president of Korean Bar Association and a commissioner of Administrative Trial Committee of Gwangju Metropolitan City.

In addition, he worked as a committee member of Public Official Ethics Committee of Gwangju Metroppolitan City, Gwangju Metropolitan Office of Education and Damyang-gun. These roles have provided invaluable experience in the area of compliance management. He also holds professorship in law school.

Given his expertise and extensive experience, we expect Mr. Lee, Jung-Hee to perform his duties in our Board of Directors in a responsible manner.

Agenda 2. Election of a Standing Director and Member of the Audit Committee

•	Election of the standing director elected under Agenda 1 as a member of the Audit Committee

We expect Mr. Lee, Jung-Hee will bring valuable insights and perspective gained from his extensive experience. His experiences range from laws to tax and labor. He also has depth of understanding in business management field which was gained through completion of Advanced Management Program at Graduate School of Business Chonnam National University. We believe our audit committee would benefit from his extensive career in maintaining balanced view, together with the other two audit committee members of finance and technology experts.

Mr. Lee neither has any relationship with the largest shareholder of KEPCO, nor any transaction with KEPCO within the recent three years. The Director Nomination Committee and the Public Agencies Operating Committee have scrutinized the candidate’s qualifications including his independence requirements under the Act on the Management of Public Institutions and the Korean Commercial Code.

Subject to the approval and appointment, Mr. Lee, Jung-Hee is expected to independently monitor and oversee KEPCO’s management as one of the audit committee members for the term of two years. He will hold a non-executive position, and he will not engage in the day-to-day management.

Appendix. Other Information on the Audit Committee of KEPCO

Under the Board of Directors, KEPCO maintains an Audit Committee pursuant to the Act on the Management of Public Institutions. The audit committee conducts an audit on KEPCO’s business and accounting, and report the results to the Board of Directors. The Audit Committee holds regular meetings on a quarterly basis and also on an as-needed basis. 10 audit committee meetings were held in 2017, and 3 audit committee meetings were held in the first quarter of 2018. All members of the audit committee are independent within the meaning of the Korea Stock Exchange listing standards, the regulations under the Korean Commercial Code and the New York Stock Exchange listing standards.